UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F (X)             Form 40-F  (   )

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes (  )           No (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes (  )           No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date June 17, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTORS

 No. Tel.152 /PR000/COP-A0500000/2014

SALE OF PT TELEKOMUNIKASI INDONESIA (PERSERO), TBK’S SHARES

ACQUIRED THROUGH SHARE BUY BACK PROGRAM

In compliance with Rule No. XI.B.2 on Shares Buyback of Shares Issued by Issuers or Public Companies, as attached to Decision of the Chairman of the Capital Market and Financial Institutions Supervisory Agency No. Kep-105/BL/2010 dated April 13, 2010, PT Telekomunikasi Indonesia (Persero), Tbk (“Company”), domiciled in Bandung, hereby informs that on June 13, 2014, the Company successfully sold 1,075,000,000 shares which are part of the treasury stocks of the Company.

The Company carried out the sale of these treasury stocks on June 13, 2014 as follows:

1.	Purchaser:
	a.	PT Bahana Securities, having its address at Graha Niaga, 19th Floor, Jalan Jenderal Sudirman Kav. 58, Jakarta 12190 Indonesia ("Bahana Securities");
	b.	PT Danareksa Sekuritas, having its address at Jalan Medan Merdeka Selatan No. 14 Jakarta 10110, Indonesia ("Danareksa Sekuritas");
	c.	PT Mandiri Sekuritas, having its address at Plaza Mandiri, 28th Floor, Jalan Jenderal Gatot Subroto Kav. 36-38, Jakarta 12190, Indonesia ("Mandiri Sekuritas");
	d.	Credit Suisse (Hong Kong) Limited, having its address at International Commerce Centre, Level 88, One Austin Road West, Kowloon, Hong Kong ("Credit Suisse").

Bahana Securities, Danareksa Sekuritas and Mandiri Sekuritas are Purchasers which are affiliated parties to the Company because they are controlled, directly or indirectly, by the same controller, which is the Republic of Indonesia. Credit Suisse is not an affiliated party to the Company

2.	Price:

The selling price was Rp2,405  per share, which is not lower than Rp1,832  per share which is the average repurchase price of treasury stock, Rp2,330  per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp2,405  per share, which is the closing price on the day before the selling date

Sincerely yours,
/s/ Honesti Basyir
Honesti Basyir
Acting VP Investor Relations

For further information, please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations
Tel	:	62-21-5215109
Fax	:	62-21-5220500
Email	:	investor@telkom.co.id

PT Telekomunikasi Indonesia Tbk. ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK). www.telkom.co.id